UNITED OVERSEAS BANK

04010259

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2004/UOB2004/UOB-A01-YEndResults/atl

20 February 2004

File No. 82-2947

SUPPL

SEC MAIL RECEIVED PROCESSING SECTION
MAR - 3 2004
WASH. D.C. 187

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

Dear Sir

We enclose a copy of our Announcement dated 20 February 2004 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Leo Hee Wui
Assistant Secretary

Enc

dlw 3/4

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

1. AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2003

	Group		
	2003	2002	Incr / (Decr)
	$'000	$'000	%
Interest income	**3,294,101**	3,711,303	(11.2)
Less : Interest expense	**1,223,563**	1,583,358	(22.7)
Net interest income	**2,070,538**	2,127,945	(2.7)
Dividend income	**42,004**	31,881	31.8
Fee and commission income	**587,866**	500,545	17.4
Rental income	**72,618**	78,426	(7.4)
Other operating income	**386,577**	295,502	30.8
Income before operating expenses	**3,159,603**	3,034,299	4.1
Less : Staff costs	**531,780**	536,354	(0.9)
Other operating expenses	**563,621**	537,623	4.8
	1,095,401	1,073,977	2.0
Operating profit before goodwill amortisation and provisions	**2,064,202**	1,960,322	5.3
Less : Goodwill amortisation	**201,620**	195,554	3.1
Less : Provisions	**361,503**	464,519	(22.2)
Operating profit after goodwill amortisation and provisions	**1,501,079**	1,300,249	15.4
Exceptional item (1)	**-**	(48,065)	(100.0)
Share of profit of associates	**107,249**	123,403	(13.1)
Profit from ordinary activities before tax	**1,608,328**	1,375,587	16.9
Less : Tax	**366,328**	314,792	16.4
Share of tax of associates	**26,423**	25,479	3.7
Profit after tax	**1,215,577**	1,035,316	17.4
Less : Minority interests	**13,491**	29,381	(54.1)
Net profit attributable to members	**1,202,086**	1,005,935	19.5

Note (1) : Comprising restructuring and integration costs as a result of the acquisition and merger of Overseas Union Bank Limited.

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

2. SELECTED BALANCE SHEET DATA

	Group			Bank		
	31-Dec-03	31-Dec-02	Incr/ (Decr)	**31-Dec-03**	31-Dec-02	Incr/ (Decr)
	$'000	$'000	%	**$'000**	$'000	%
(a) Assets						
Total assets	**113,446,399**	107,430,134	5.6	**98,750,817**	93,185,848	6.0
Loans and advances including trade bills of non-bank customers	**59,296,556**	58,884,007	0.7	**50,510,461**	49,956,235	1.1
(b) Liabilities						
Deposits of non-bank customers	**69,862,961**	67,918,581	2.9	**60,301,300**	57,931,265	4.1
Total deposits including bankers' deposits	**88,702,323**	87,220,639	1.7	**79,367,234**	77,319,593	2.6
Subordinated debts (unsecured)						
- Due after one year	**2,990,809**	1,294,399	131.1	**2,990,809**	1,294,399	131.1
Other debts issued						
- Due within one year (secured)	**852,407**	852,411	-	**-**	-	-
- Due after one year (unsecured)	**353,053**	-	NM	**353,053**	-	NM
(c) Capital and reserves						
Issued and paid-up capital	**1,571,664**	1,571,603	-	**1,571,664**	1,571,603	-
Total shareholders' funds	**13,282,035**	12,612,605	5.3	**11,759,111**	11,243,583	4.6
(d) Net asset value per ordinary share based on issued share capital as at end of the financial year ($)	**8.45**	8.03	5.2	**7.48**	7.15	4.6

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

3. OTHER INFORMATION

	Group		
	2003 **$'000**	2002 $'000	Incr/ (Decr) %
(a) Net profit attributable to shareholders:			
- Six months ended 30 June	**501,354**	565,495	(11.3)
- Six months ended 31 December	**700,732**	440,440	59.1
Total for the financial year	**1,202,086**	1,005,935	19.5
(b) Depreciation	**107,755**	114,536	(5.9)
(c) Net profit as a percentage of average total shareholders' funds (%)			
- Including goodwill amortisation	**9.3**	7.9	17.7
- Excluding goodwill amortisation	**10.9**	9.5	14.7
(d) Earnings per share (cents)			
- Basic	**76.5**	64.0	19.5
- Fully diluted	**76.5**	64.0	19.5

(e) Details of new shares of the Bank are as follows:

Particulars of issue	No. of new shares issued between 1-Oct-03 and 31-Dec-03	No. of new shares that would have been issued upon the exercise of all outstanding options	
		At 31-Dec-03	At 31-Dec-02
Exercise of UOB share option schemes	23,000	4,467,000	2,400,000

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

4. REVIEW OF PERFORMANCE

(a) The financial statements are prepared in accordance with Singapore Financial Reporting Standards and are expressed in Singapore dollars. Except as stated in 4(b) below, the same accounting policies and computation methods have been adopted in the financial statements for the year ended 31 December 2003 as those for the year ended 31 December 2002.

(b) Following the Monetary Authority of Singapore's revision of Notice to Banks MAS 605 on Revaluation of Assets which allows banks to mark to market their trading portfolios, the Group has changed its accounting policy as follows:

- All securities held for trading are stated at market value (formerly: lower of cost and market value on an aggregate basis);

- Government bonds, other than those held for trading, are stated at cost (adjusted for amortisation of premium/discount) less provision for diminution in value that is other than temporary, on an individual basis (formerly: lower of cost and market value on an aggregate basis).

The change in accounting policy has been applied retrospectively and the comparative figures have been restated accordingly. As a result of the change, the Group's net profit after tax ("NPAT") for the year ended 31 December 2003 increased by $33 million while the Group's NPAT for the year ended 31 December 2002 decreased by $58 million.

(c) The Group recorded a NPAT of $1,202 million for 2003, an increase of 19.5% over the $1,006 million registered for 2002. The increase in NPAT was mainly due to higher non-interest income and lower provision charges which were partly offset by lower net interest income.

(d) The Group's operating profit before goodwill amortisation and provisions increased 5.3% to $2,064 million for 2003 compared to $1,960 million for 2002. The increase was mainly due to a growth of 4.1% in total income to $3,160 million from $3,034 million for 2002. The growth was primarily driven by higher fee and commission income derived largely from investment-related, loan-related and trade-related activities, higher net profit from dealing securities, government securities and derivatives, as well as higher foreign exchange profits. These were partially offset by lower net interest income which was mainly due to lower contributions from inter-bank money market activities as a result of the low and flat interest rate yield curve.

The Group's total operating expenses, comprising staff and other operating expenses, increased 2.0% to $1,095 million for 2003 compared to $1,074 million for 2002. Staff expenses decreased 0.9% to $532 million, while other operating expenses increased 4.8% to $564 million. The increase in other operating expenses was mainly due to higher advertising and marketing costs, as well as higher commissions paid. As a result of the higher growth in total income compared to the growth in total operating expenses, the expense-to-income ratio of the Group improved to 34.7% for 2003 from 35.4% for 2002.

(e) The Group's provision charges decreased 22.2% to $362 million for 2003 compared to $465 million for 2002. The decrease was largely attributable to lower specific provisions for loans which were in tandem with the decline in non-performing loans ("NPLs"), as well as lower specific provisions for diminution in the value of investment securities.

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

(f) Share of profit of associates (before tax) declined 13.1% to $107 million for 2003, mainly due to a one-time exceptional gain recorded by United Overseas Land Limited that arose from the sale of the Tiong Bahru Plaza retail mall in the first quarter of 2002. In addition, there was no share of profit from Haw Par Corporation Limited which ceased to be an associate of the Group following its divestment in December 2002. These were partially offset by higher contributions from other associates.

(g) The Group's loans and advances increased 0.7% from $58,884 million as at 31 December 2002 to $59,297 million as at 31 December 2003. Despite the weak economic conditions, the Group's NPLs declined $519 million or 9.1% to $5,160 million as at 31 December 2003 compared to $5,679 million as at 31 December 2002. Consequently, Group NPLs (excluding debt securities) as a percentage of gross customer loans decreased 0.9% point to 8.1% as at 31 December 2003. Of the total Group NPLs, $2,804 million or 54.3% were secured by collateral, and $3,306 million or 64.1% were in the Substandard category.

(h) Total cumulative specific and general provisions of the Group were $3,332 million as at 31 December 2003 compared to $3,504 million as at 31 December 2002. General provisions were $1,422 million or 42.7% of total cumulative provisions. The total cumulative provisions as at 31 December 2003 provided coverage of 64.6% against Group NPLs and 141.4% against Group unsecured NPLs, compared to 61.7% and 138.3% respectively as at 31 December 2002.

(i) Total assets of the Group increased 5.6% to $113.4 billion as at 31 December 2003 compared to $107.4 billion as at 31 December 2002. Shareholders' funds of the Group rose 5.3% to $13.3 billion as at 31 December 2003, resulting in an increase in the net asset value per share to $8.45 from $8.03 as at 31 December 2002.

5. DIVIDEND

The Directors recommend the payment of a final dividend of 40% or 40 cents per share less 22% Singapore income tax (2002: 25% or 25 cents per share less 22% Singapore income tax) in respect of the financial year ended 31 December 2003.

Together with the interim dividend of 20% or 20 cents per share paid previously, the total dividend for the financial year ended 31 December 2003 would be 60% or 60 cents per share (2002: 58.8% or 58.8 cents per share, including a special dividend of 18.8% or 18.8 cents per share by way of a distribution in specie of 64.3 million shares in Haw Par Corporation Limited) amounting to a total net dividend payment of $736 million (2002: $720 million). The total net dividend payment could be more if options under the UOB 1999 Share Option Scheme are exercised for shares before the books closure date.

All existing holders of options granted under the UOB 1999 Share Option Scheme who exercise their options for shares by the books closure date will be entitled to the final dividend, in accordance with the terms of the UOB 1999 Share Option Scheme.

Subject to shareholders' approval at the forthcoming Annual General Meeting, the final dividend for the financial year ended 31 December 2003 will be paid on 21 May 2004.

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

6. CLOSURE OF BOOKS

Notice is hereby given that, subject to shareholders' approval of the payment of the aforementioned dividend at the Annual General Meeting to be held on 29 April 2004, the Share Transfer Books and Registers of Members of the Bank will be closed from 11 May 2004 to 12 May 2004, both dates inclusive. Duly completed transfers received by the Bank's Registrar, Lim Associates Pte Ltd, at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 pm on 10 May 2004 will be registered to determine shareholders' entitlements to the proposed ordinary dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd ("CDP"), the final dividend will be paid by the Bank to CDP which will, in turn, distribute the dividend entitlements to shareholders.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 20th day of February 2004

The results are also available at the Bank's website at www.uobgroup.com

AUDITORS' REPORT TO THE MEMBERS OF UNITED OVERSEAS BANK LIMITED

We have audited the balance sheet of United Overseas Bank Limited and the consolidated financial statements of the Group for the financial year ended 31 December 2003. These financial statements are the responsibility of the Bank's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

(a) the accompanying balance sheet of the Bank and consolidated financial statements of the Group are properly drawn up in accordance with the provisions of the Companies Act, Cap 50 ("the Act") and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Bank and of the Group as at 31 December 2003 and the results, changes in equity and cash flows of the Group for the financial year ended on that date, and

(b) the accounting and other records (excluding registers) required by the Act to be kept by the Bank and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' report of the subsidiaries of which we have not acted as auditors, being financial statements included in the consolidated financial statements. The names of these subsidiaries are stated in Note 45 to the financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Bank are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification which is material in relation to the consolidated financial statements, and in respect of subsidiaries incorporated in Singapore did not include any comment made under section 207(3) of the Act.

PricewaterhouseCoopers
Certified Public Accountants

Singapore, 20 February 2004